Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement on Form S-3 No. 333-152807

SUMMARY OF PROPOSED KEY TERMS

October 29, 2008

Issuer:	Environmental Power Corporation (NASDAQ: EPG)

Securities Offered:	Convertible Notes due January 1, 2014 (the “Notes”)

Interest Rate:	13% per annum

Conversion Security:	Common Stock, $0.01 per share

Minimum Conversion Price:	$5.40 per share

Conversion Price:	Conversion Date	Greater of Minimum Conversion Price and:
	From the Issue Date through December 31, 2009	85% of market price
	From January 1, 2010 through December 31, 2010	87.5% of market price
	From January 1, 2011 through December 31, 2011	90% of market price
	From January 1, 2012 through December 31, 2012	92.5% of market price
	From January 1, 2013 through December 31, 2013	95% of market price

Minimum Offering:	$10,000,000

Anticipated Maximum Offering:	$25,000,000 (subject to increase)

Offering Price:	Par

Other Terms:	The Notes are subject to optional and mandatory redemption and mandatory conversion in certain circumstances, as well as other terms more fully described in the preliminary Prospectus Supplement relating to this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer and the underwriter will arrange to send you the prospectus if you request it by calling (888) 884-8339.